Exhibit 12.3

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$158,801	$99,570	$105,006	$179,140	$148,817	$123,234	$99,916
Fixed charges less capitalized interest	180,115	173,479	231,934	242,357	262,978	280,018	281,041
Distributed income of equity investees	14,563	11,225	15,995	17,074	9,586	4,959	12,665
Equity in losses of equity investees for which charges arise from guarantees	(231)	(26)	(44)	—	—	(1,646)	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(302)	(3,167)	(3,069)	(3,729)	(4,158)	(4,203)	(4,901)
Total earnings	$352,946	$281,081	$349,822	$434,842	$417,223	$402,362	$388,721

Fixed charges (1):
Interest expense (2)	$180,115	$173,479	$231,934	$242,357	$262,978	$280,018	$281,041
Capitalized interest	4,566	3,893	5,837	2,671	4,955	3,577	6,807
Total fixed charges	$184,681	$177,372	$237,771	$245,028	$267,933	$283,595	$287,848

Ratio of earnings to fixed charges	1.91	1.58	1.47	1.77	1.56	1.42	1.35

(1) The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.